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                              October 3, 2022

       Daniel Noreck
       Chief Financial Officer and Treasurer
       TechTarget, Inc.
       275 Grove Street
       Newton, MA 02466

                                                        Re: TechTarget, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-33472

       Dear Daniel Noreck:

              We have reviewed your September 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 17, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Other
       Investor Presentation, May 2022, page 19

   1. We note your response to comment one and your revised definition of net annual revenue retention. Because this
measure is intended to provide investors with information about your ability to retain
revenue from your existing customers but excludes customers that were not retained, we
believe the title of the measure should also be revised to make this fact clear if you
continue to exclude non-retained customers. In this regard, it appears this
                                                        measure     as
currently computed     is akin to a measure of same customer sales.
 Daniel Noreck
FirstName
TechTarget,LastNameDaniel Noreck
            Inc.
Comapany
October    NameTechTarget, Inc.
        3, 2022
October
Page 2 3, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Fiscal Years Ended December 31, 2021 and 2020
Revenues, Cost of Revenues and Gross Profit, page 43

2. We note your response to comment three and your proposed revised disclosure. In your revised disclosure, you state revenue increased primarily due to the addition of new customers in fiscal 2021, which increased in number by approximately 75%, and the
         December 2020 acquisition of Bright Talk. Please tell us and revise to quantify the impact the addition of these new customers had on your revenues. In your Form 10-K, you stated the increase was "primarily due to customers increasing their spend" for additional products. Please clarify that disclosure for us in light of your proposed revised disclosure, as it appears to indicate that your revenue growth was due to existing customers increasing their spend on additional products.
Notes to Consolidated Financial Statements
Note 3. Revenue, page 66

3. We note your response to comment four. In your analysis of ASC 606-10-55-91(a), type of good or service, you state your products have "similar revenue generation profiles."
         Please explain to us what this means and why you believe it results in major product lines not being a meaningful basis on which to disaggregate revenue. You also state that you considered how information about your revenue has been presented for other purposes pursuant to paragraph 55-90. In our prior comment four, we cited multiple instances of product/service offering-level disclosures outside the financial statements. In your response, you state that they were presented so that an investor could determine the nature of the contract length attributable to the various products. However, we do not see that context in those disclosures. Please advise. In addition, if you believe contract length is important to investors and you provided product-level information to achieve that result, tell us why you believe disaggregation on that basis would not continue to be meaningful.
       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services